December 19, 2005
VIA EDGAR
John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	W Holding Company, Inc.
Form 10-K filed March 16, 2005
File No. 001-16799
Dear Mr. Nolan:
     This letter is to confirm that, as our counsel Stuart Stein of Hogan & Hartson discussed earlier today with Edwin Adames of your office, W Holding Company, Inc. intends to respond to your comment letter dated November 23, 2005 as soon as reasonably practicable after the holiday season.
     If you have any questions, please call me at 787-834-8000.

Very truly yours,
/s/ Ricardo Hernandez